UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Gymboree Corporation
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
403777105
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 18, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	403777105	Page	2	of	5

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		1,387,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,387,324

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* Based on a total number of Gymboree Corporation shares of common stock outstanding of 27,342,201.

CUSIP No.	403777105	Page	3	of	5

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Shares”) of Gymboree Corporation (the “Issuer”). The Issuer’s principal offices are located at 500 Howard Street, San Francisco, CA 94105.

Item 2.	Identity and Background
(a) This Statement is filed by and on behalf of Credit Industriel et Commercial (“CIC”).
(b) — (c)
CIC is a French authorized bank. Our address is 6 avenue de Provence, 75009 Paris, France.
(d) — (e)
We have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which we are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
CIC acquired 731,027 Shares in market purchases over the course of the 30 days prior to the date of this filing.
In addition, CIC acquired 656,297 Shares pursuant to a stock loan agreement, dated October 1, 2005, by and between CIC and Cigogne (the “Stock Loan Agreement”) as amended by the amendment agreement, dated April 18, 2008, by and between CIC and Cigogne (the “Amendment Agreement”). References to, and descriptions of, the Stock Loan Agreement set forth herein are qualified in their entirety by reference to the copy of the Stock Loan Agreement included as Exhibit 1 to this Statement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction
The Shares were acquired for investment purposes and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.
Except as stated above, there are no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer
(a) As of the date of this Schedule 13D, CIC is the beneficial owner of 1,387,324 Shares constituting approximately 5.07% of the Issuer’s total issued and outstanding Shares.
(b) As of the date of this Schedule 13D, CIC may be deemed to hold sole power to vote and to dispose of the 1,387,324 Shares as described in (a) above

CUSIP No.	403777105	Page	4	of	5
(c) Transactions made by CIC in the Shares effected in the past 60 days are below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
October 11, 2010	155,000	64.98	Purchase
	75,000	64.98	Purchase
	50,000	65.02	Purchase
	25,000	65.03	Purchase
October 14, 2010	305,000	65.00	Borrowed
October 21, 2010	75,000	64.91	Purchase
	25,000	64.91	Purchase
October 22, 2010	1,800	64.87	Purchase
October 27, 2010	101,800	64.94	Borrowed
November 3, 2010	43,018	65.11	Purchase
November 8, 2010	34,542	65.20	Purchase
November 9, 2010	37,500	65.19	Purchase
November 11, 2010	38,166	65.24	Purchase
November 12, 2010	101,274	65.24	Purchase
November 16, 2010	69,727	65.30	Purchase
November 18, 2010	249,497	65.34	Borrowed
(d) No person other than CIC is known by CIC to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.
(e) None.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
Stock Loan Agreement by and between CIC and Cigogne dated October 1, 2005.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1: Stock Loan Agreement by and between CIC and Cigogne dated October 1, 2005.
Exhibit 2: Amendment Agreement by and between CIC and Cigogne dated April 28, 2008.

CUSIP No.	403777105	Page	5	of	5
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 22, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department